

Mail Stop 3720

December 24, 2008

Mr. Martin Lea
Chief Executive Officer
Hungarian Telephone and Cable Corp.
1201 Third Avenue, Suite 3400
Seattle, Washington 98101

> **Re: Hungarian Telephone and Cable Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 3, 2008**
> **File no. 1-11484**
>
> **Form 8-K/A filed on August 11, 2008**
> **File no. 1-11484**

Dear Mr. Lea:

We have examined your filings and have the following comments. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within 10 business days from receipt of this letter. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2007

Other Financial Statements

1. We note the disclosure of the acquisition of Matel Holdings, "the Invitel Acquisition", on April 27, 2007 in Note 2 to the financial statements of Hungarian Telephone and Cable Corp at page F-28. It appears that this transaction meets the definition of a significant business acquisition at a level in excess of 100% based on the purchase price. Tell us how you evaluated the guidance in Rule 3-05(b) (4) of Regulation S-X to continue to include audited results of operations of Invitel for periods prior to the purchase date in your filings.

Hungarian Telephone and Cable Corp.
Statements of Operations, page F-8

2. It appears that your presentation of cost of sales excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue. If this is true, the statement of operations inappropriately presents a measure of gross margin that excludes depreciation. Please describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Form 8-K/A Filed August 11, 2008

Exhibit 99.1

Memorex Telex Communications
Financial Statements

3. We note that you included financial statements of Memorex Telex Communications for the nine months ended December 31, 2007, instead of including audited financial statements for the fiscal year. Tell us how you applied the guidance in Rule 3-05 of Regulation S-X in determining the appropriate periods to include in the Form 8-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Robert Bowker, Chief Financial Officer
    Via Facsimile, 202-652-2911